 EXHIBIT 99.9

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in Extorre Gold Mines Limited’s Annual Report on Form 40-F for the year ended December 31, 2011 of our Auditor’s Report dated March 30, 2012 relating to the consolidated financial statements comprising the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and changes in equity for each of the years of the two year period ended December 31, 2011 and the effectiveness of internal control over financial reporting as at December 31, 2011, which appears in this Annual Report.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, Canada

April 2, 2012

PricewaterhouseCoopers LLP, Chartered Accountants

PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.